LX does not display its order book, or provide any information with respect to orders bound for LX, to Subscribers. LX does, however, share certain information about Subscriber trading interest for purposes of conducting Conditional Order Negotiations (as discussed in Part III, Item 9). Additionally, LX provides posted order information to Barclays' order router on a real-time basis. The information provided to the router contains aggregated buy and sell interest per symbol pegged to the current NBBO. No client-specific information is provided. The order router uses the posted order information from LX solely to decide whether to route an order to LX. ~~Based on its routing decisions~~In addition, because Subscribers can direct orders to the ATS through the order router, the order router has information about orders that are bound for LX. The order router does not share any of the foregoing information with any other Barclays trading system, desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). Subscribers can opt out of having their LX order information included in the aggregated information provided to the router. Subscribers cannot opt out of the order router having knowledge of orders bound for LX. This information is inherent in the operation of the system. The order router does not generate indications of interest based on information from LX. The order router does receive indications of interest from third-party venues. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.

Document comparison by Workshare 9.5 on Thursday, August 29, 2019 2:35:31 PM

Input:	
Document 1 ID	interwovenSite://AMERICAS-DMS/AMERICAS/33552805/1
Description	#33552805v1<AMERICAS> - Item 15 Response
Document 2 ID	interwovenSite://AMERICAS-DMS/AMERICAS/33552805/2
Description	#33552805v2<AMERICAS> - Item 15 Response
Rendering set	Standard

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